RADA Electronic Industries Announces

Fourth Quarter and Full Year 2017 Results

RADA Records Best Results in Over Two Decades

Netanya, Israel, March 7, 2018 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the year and quarter ended December 31, 2017.

Highlights of 2017

●	2017 was the strongest year in over 20 years, with excellent financial performance and margins across the board.
●	Revenues of $26.2 million (up 104% year-over-year) with Q4 revenues contributing $9 million (up 112% quarter-over-quarter).
●	Net income of $2.2 million and EBITDA of $3.5 million.
●	Generated approximately $1 million in operating cash flow; year-end net cash position of $12.4 million.

Management Comments

Dov Sella, RADA’s Chief Executive Officer commented, “2017 was by far the strongest year in over two decades. We more than doubled our revenues over last year and importantly, we returned the business to profitability. We also had a good year of cash generation and following an investment earlier in the year, our balance sheet is now strong with over $12 million in net cash and no financial liabilities, providing us with the capital to support continued growth over the coming years.”

“In the fourth quarter, we completed a major project of radar sales for counter-UAV systems, with very short-term delivery time for RADA’s highly strategic U.S. customer. This significantly boosted our revenues to record levels at over $9 million in the last quarter, up over 29% versus the prior quarter and more than double that of last year. We believe our success here will have strong potential to bring even more significant orders down the road, especially since the U.S. Army has recently stated that Short Range Air Defense and Active Protection Systems, have become a modernization priority.”

Concluded Mr. Sella, “In the near to mid-term, we are preparing to capitalize on the significant potential ahead of us, by opening a subsidiary in the United States, while investing further in our R&D capabilities. Looking to the coming first quarter of 2018, our ongoing business is strong and we expect to see revenues growth in the range of 30% over the first quarter of 2017.”

2017 Fourth Quarter Summary

Revenues totaled $9.1 million in the fourth quarter of 2017, an increase of 112% compared to revenues of $4.3 million in the fourth quarter of 2016.

Gross Profit totaled $2.2 million in the fourth quarter of 2017 (or 24% of revenues) compared to gross profit of $0.8 million in the fourth quarter of 2016 (or 19% of revenues). The gross margin in the fourth quarter of 2017 was impacted by the product mix and some other unique factors and is expected to return to the more typical 30%-32% range in the coming quarter.

Operating Income was $0.1 million in the fourth quarter of 2017 compared to an operating loss of $0.5 million in the fourth quarter of 2016.

Net income attributable to RADA’s shareholders in the fourth quarter of 2017, was $0.5 million, or $0.02 per share, compared to a net loss of $0.5 million, or loss of $0.03 per share, in the fourth quarter of 2016.

EBITDA was $0.5 million in the fourth quarter of 2017 compared to an EBITDA loss of $0.2 million in the fourth quarter of 2016.

Full Year 2017 Results Summary

Revenues totaled $26.2 million, an increase of 104% compared to revenues of $12.8 million in 2016.

Gross profit totaled $8.3 million (or 32% of revenues) compared to gross profit of $1.4 million (or 11% of revenues) in 2016.

Operating income totaled $2.0 million (or 7.6% of revenues) compared to operating loss of $3.4 million in 2016.

Net income attributable to RADA’s shareholders was $2.2 million, or $0.09 per share for the year ended December 31, 2017, compared to a net loss of $4.9 million, or loss of $0.35 per basic share, for the year ended December 31, 2016.

EBITDA totaled $3.5 million compared to an EBITDA loss of $2.6 million in 2016.

As of December 31, 2017, RADA had net cash and cash equivalents of $12.4 million, compared to $1.2 million as of year-end 2016. During the year, RADA had positive operating cash flow generation of approximately $1 million.

Investor Conference Call

The Company will host a conference call later today, starting at 10:00 am ET (5pm Israel time). Management will host the call and will be available to answer questions after presenting the results.

Dial in numbers are: US 1-888-407-2553; UK 0800-917-9141; Israel 03-918-0644 and International +972-3-918-0644.

For those unable to participate, the teleconference will be available for replay on RADA’s website at http://www.rada.com beginning 24 hours after the call.

About RADA Electronic Industries Ltd

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of tactical land radar for force and border protection, inertial navigation systems for air and land applications and avionics systems and upgrades.

Contact Information

Company Contact:	Investor Relations Contact:

Avi Israel (CFO)	Ehud Helft/Gavriel Frohwein
Tel: +972-9-892-1111	GK Investor & Public Relations
mrkt@rada.com	Tel: +1 646 688 3559
www.rada.com	rada@gkir.com

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Information with Regard to non-GAAP Financial Measures

The Company presents its financial statements in accordance with U.S. GAAP. RADA’s management uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. EBITDA is provided in this press release and the accompanying supplemental information because management believes this non-GAAP measure is useful for investors and financial institutions as it facilitates operating performance comparisons from period to period. As presented in this release, the term EBITDA consists of net profit (loss) according to U.S. GAAP, excluding net financing expenses, taxes, depreciation and amortization and ESOP expenses. EBITDA should not be considered in isolation or as a substitute for net profit (loss) or other statement of operations data prepared in accordance with GAAP as a measure of profitability. Reconciliation between the Company’s results on a GAAP and non-GAAP basis is provided in the table below.

RECONCILIATION FROM GAAP TO NON-GAAP RESULTS

	Year ended December 31,		Three months ended December 31,
	2017	2016	2017	2016

Operating Income (loss)	1,983	(3,399)	104	(541)
Depreciation	638	554	184	149
Employees Option Compensation	559	111	168	70
Other non-cash amortization	325	172	84	149

EBITDA	3,505	(2,562)	540	(173)

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2017	2016

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$12,417	$1,205
Restricted deposits	322	317
Trade receivables (net of allowance for doubtful accounts of $14 at December 31, 2017 and 2016)	7,286	5,006
Costs and estimated earnings in excess of billings on uncompleted contracts	995	1,096
Other accounts receivable and prepaid expenses	330	349
Inventories, net	7,910	7,102
Current assets related to discontinued operations	2,468	2,254

Total current assets	31,728	17,329

LONG-TERM ASSETS:

Long-term receivables and other deposits	68	742

Property, plant and equipment, net	3,915	2,650

Long-term assets related to discontinued operations	319	266

Total assets	$36,030	$20,987

CONSOLIDATED BALANCE SHEETS U.S. dollars in thousands, except share and per share data
	December 31,
	2017	2016
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Bank credit	$-	$575
Trade payables	2,904	2,557
Other accounts payable and accrued expenses	2,814	1,987
Advances from customers, net	41	839
Current liabilities related to discontinued operations	328	265

Total current liabilities	6,087	6,223

LONG-TERM LIABILITIES:

Convertible loan from shareholders, net	-	3,072
Accrued severance pay and other long term liability	758	663

Total long-term liabilities	758	3,735

EQUITY:
Share capital -
Ordinary shares of NIS 0.03 par value - Authorized: 37,500,000 shares at December 31, 2017 and at December 31, 2016; Issued and outstanding: 31,392,040 and 21,246,502 at December 31, 2017 and at December 31, 2016 respectively.	335	250
Additional paid-in capital	104,923	89,407
Accumulated other comprehensive income	392	222
Accumulated deficit	(77,124)	(79,363)

Total RADA Electronic Industries shareholders’ equity	28,526	10,516
Non-controlling interest	659	513

Total equity	29,185	11,029

Total liabilities and equity	$36,030	$20,987

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,		Three months ended December 31,
	2017	2016	2017	2016
Revenues:
Products	$25,010	$11,663	$8,845	$4,064
Services	1,172	1,158	274	239

	26,182	12,821	9,119	4,303
Cost of revenues:
Products	17,807	10,594	6,922	3,376
Services	112	785	22	107

	17,919	11,379	6,944	3,483

Gross profit	8,263	1,442	2,175	820
Operating expenses:
Research and development, net	1,575	758	689	225
Marketing and selling	2,137	2,269	653	615
General and administrative	2,568	1,814	729	521
Total operating expenses:	6,280	4,841	2,071	1,361

Operating Income (loss)	1,983	(3,399)	104	(541)
Amortization of shareholders’ convertible loans discount and beneficial conversion feature (BCF)	103	1,116	-	10
Other financial expenses (income), net	53	405	(41)	(8)

Total financial expenses(Income), net	156	1,521	(41)	2

Net income (loss) from continuing operations	1,827	(4,920)	145	(543)

Net income from discontinued operations	515	13	512	57

Net income (loss)	2,342	(4,907)	657	(486)
Net income (loss) attributable to non-controlling interest	103	3	102	11
Net income attributable to RADA Electronic Industries’ shareholders	$2,239	$(4,910)	$555	$(497)

Basic net income (loss) from continuing operations per Ordinary share	$0.07	$(0.35)	$0.00	$(0.03)
Diluted net income (loss) from continuing operations per Ordinary share	$0.06	$(0.35)	$0.00	$(0.03)
Basic and diluted net income from discontinued operations per Ordinary share	$0.02	$0.00	$0.02	$0.00
Basic net income (loss) per Ordinary share	$0.09	$(0.35)	$0.02	$(0.03)
Diluted net income (loss) per Ordinary share	$0.08	$(0.35)	$0.02	$(0.03)

Weighted average number of Ordinary shares used for computing basic net income (loss) per share	24,956,915	14,029,346	31,027,341	19,235,260

Weighted average number of Ordinary shares used for computing diluted net income (loss) per share	28,126,509	14,029,346	33,155,420	19,235,260